Exhibit 99.1

 62.5  77.5  70.7  68.3  22.5  10.0  12.2  12.2  12.5  5.0  5.0  14.6  17.1  Figure 3. Double-Blind Part: MADRS Suicidality Item 10 Responses at Baseline and Day 8  GH001 (n=40) Placebo (n=41)  6  5  4  3  2  1  0  100  90  80  70  60  50  40  30  20  10  0  Baseline Day 8  Baseline  Day 8  Percentage of Patients by MADRS Suicidality Item Score  2.5 2.5  2.4 2.4  Higher scores indicate worse symptoms.  Abbreviation: MADRS = Montgomery–Åsberg Depression Rating Scale.  In the 6-month OLE, the numbers of patients reporting suicidal ideation according to the C-SSRS at all timepoints assessed during the trial were lower than before the first GH001 treatment period; C-SSRS items endorsed during each active treatment period are shown in Figure 4  Figure 4. Proportion of Patients Reporting Suicidal Ideationa by C-SSRS Item in Each GH001 Treatment Period in the Double-Blind Part and the OLE  8.2  10.2  16.0  6.2  2.5  10.0  4.3  1.4  7.7  7.7  100  90  80  70  60  50  40  30  20  10  0  Predose Day 8  Active TP1  Predose Day 8  Active TP2  5.0 5.0  Predose Day 8  Active TP3  Predose Day 8  Active TP4  Predose Day 8  Active TP5  Percentage of Patients Indicating Yes on C-SSRS Items 1–3  1.7 1.7  3.8  Suicidal ideation Q3 Suicidal ideation Q2 Suicidal ideation Q1  aPatients responding “yes” to C-SSRS items 1 (wish to be dead), 2 (non-specific active suicidal thoughts), or 3 (active suicidal ideation with any methods); no patients responded “yes” post-dose to items 4 (active suicidal ideation with some intent) or 5 (active suicidal ideation with specific plan).  Abbreviations: C-SSRS = Columbia-Suicide Severity Rating Scale; Q = Question; TP = Treatment period.  During the OLE, the proportions of patients reporting a score of zero on MADRS item 10 at all timepoints during GH001 treatment were greater than that at baseline of the double-blind part (Figure 5)  – The median (range) change from baseline to Month 6 in MADRS score for item 10 was 0.0 (–3 to 2; n=74)  Figure 5. MADRS Suicidality Item 10 Responses at Baseline and by Month in the OLE  6  5  4  3  2  1  0  66.7  73.2  88.3  83.6  89.3  89.5  76.1  17.3  11.3  6.7  13.1  5.4  8.8  12.7  13.6  12.7  7.0  1.2  1.2  1.4  1.4 5.0  1.6  1.6 5.4  1.4  2.8  1.8  100  90  80  70  60  50  40  30  20  10  0  Month 5  Month 6/ET  Baseline Day 28/Month 1 Month 2 Month 3 Month 4  Percentage of Patients by MADRS Suicidality Item Score  Higher scores indicate worse symptoms.  Abbreviations: ET = End of treatment; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension.  No TEAEs of suicidal intent or suicidal behavior occurred throughout the 6-month duration of the trial  A TEAE of suicidal ideation occurred in one patient; the event lasted 6 hours before resolving spontaneously  – This TEAE was not accompanied by any changes in C-SSRS score beyond the duration for which the thoughts occurred, and the patient did not report any further TEAEs of suicidal ideation during the trial  Conclusions  In this double-blind, placebo-controlled trial with a 6-month OLE in patients with TRD who were not at acute risk of suicide at baseline, GH001 was not associated with treatment-emergent events of suicidal ideation with intent or suicidal behavior, or with any increased suicidal ideation as measured by the C-SSRS immediately following treatment or over time for up to 6 months  These results support that GH001 was generally well tolerated and was associated with significant reductions in depressive symptoms without increasing risk of suicide  •  Treatment-resistant depression (TRD) is a debilitating condition that has been defined as a failure to respond to ≥2 adequate treatments for major depressive disorder (MDD)1  Rates of suicidal ideation in patients with TRD are higher than in patients with treatment-responsive MDD (15% vs 6% of patients, respectively)2  – TRD is also associated with higher rates of attempted suicide, all-cause mortality, and deaths by suicide3  There is a significant unmet need for safe and effective therapies for TRD that do not exacerbate suicidal intent  In a Phase 2b trial, GH001, a synthetic form of mebufotenin (5-MeO-DMT) for pulmonary inhalation, was well tolerated and resulted in rapid and significant improvements in depressive symptoms in patients with TRD  Objective  We describe the safety effects of GH001 on suicidal ideation and behavior in patients with TRD enrolled in the Phase 2b trial  Methods  •  This trial (NCT05800860) included a 7-day, randomized, double-blind part and a 6-month open-label extension (OLE; Figure 1)  In the double-blind part, patients were randomized 1:1 to receive an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo IDR on a single day with a 1-hour interval between doses  In the OLE, patients received up to five GH001 IDR re-treatments over 6 months as needed, depending on the patient’s clinical response and tolerability of previous IDRs  Trial eligibility criteria excluded patients with suicidal ideation with intent (with items 4 or 5 on the Columbia- Suicide Severity Rating Scale [C-SSRS] endorsed) within the past year, during the screening period, or at baseline; those with suicidal behaviors or non-suicidal self-injury in the past year; and those with a clinical assessment of significant suicide risk  Suicidal behavior and suicidal ideation were assessed using the C-SSRS at screening; during each treatment period at pre-dose, discharge, Day 2, and Day 8; and at all OLE scheduled visits (Day 15 and monthly up to Month 6/end of treatment)  The C-SSRS “baseline/screening” version was used at screening, and the “since last visit” version was used at all subsequent visits  Suicidal ideation was defined as “yes” responses to items 1–5 (with items 4 and 5 indicating suicidal ideation with intent), and suicidal behavior was defined as “yes” responses to items 6–10  Montgomery–Åsberg Depression Rating Scale (MADRS) item 10 (suicidal thoughts) was used to provide further quantification of suicidal ideation, which was indicated by scores ≥2 on a scale from 0–64  Treatment-emergent adverse events (TEAEs) were assessed at each visit  Results were analyzed descriptively  Figure 1. Clinical Trial Schematic  For re-treatment (up to five GH001 IDRsa), the patient must have met one of the following criteria:  MADRS score >18  MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since  MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10  N=81  Randomization  1:1  GH001 IDRa  Placebo IDRa  Primary Endpoint ΔMADRS  Double-Blind Part (Part 1)b  Day 1  Day 8  During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6c; additional clinic visits could be scheduled if required for medical reasons  MADRS  assessment  Month 6  BL 2H D2  Day 2  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing  All patients directly transitioned from the double-blind part to the OLE  Open-Label Extension (OLE; Part 2)  aA second or third dose was administered if the previous dose was well tolerated according to the trial physician’s judgment (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. bEfficacy assessments were carried out by independent blinded raters in the double-blind part. cPatients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.  Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.  TH71  Background Results  Suicidal Ideation and Behavior in Patients with Treatment-Resistant Depression Treated with GH001  Sanjay J. Mathew1,*, Bernhard T. Baune2-4, Narcís Cardoner5, Wiesław J. Cubała6, Kelly Doolin7, Rosa Maria Dueñas Herrero8, David Gregory7, Luboš Janů9, John R. Kelly10,11, Rachael MacIssac7, Shane J. McInerney12,13, Alexander Nawka14, Tomáš Páleníček15, Víctor Pérez Sola16-19, Andreas Reif20,21, Claire Sweeney7, Madhukar H. Trivedi22, Velichka Valcheva7, Eduard Vieta19,23, Michael E. Thase24,25  *Presenting author: Sanjay J. Mathew, Department of Psychiatry and Behavioral Sciences, Texas A&M University Naresh K. Vashisht College of Medicine, Bryan, TX, USA  1Department of Psychiatry and Behavioral Sciences, Texas A&M University Naresh K. Vashisht College of Medicine, Bryan, TX, USA; 2Department of Psychiatry, University of Münster, Münster, Germany; 3Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 4The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia; 5Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM, Barcelona, Spain; 6Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland; 7GH Research, Dublin, Ireland; 8Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain; 9A-Shine SRO, Pilsen, Czechia; 10Psychedelic Research Group: Trinity College Dublin and Tallaght University Hospital, Dublin, Ireland; 11Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland; 12Department of Psychiatry, University Hospital Galway, Galway, Ireland; 13Department of Psychiatry, University of Galway, Galway, Ireland; 14Institut Neuropsychiatrické Péče, Praha, Czechia; 15Psyon s.r.o., Prague, Czechia; 16Mental Health Institute, Hospital del Mar, Barcelona, Spain; 17Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain; 18Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain; 19Centro de Investigación Biomédica en Red de Salud Mental (CIBERSAM), Instituto de Salud Carlos III, Madrid, Spain; 20Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 21Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596, Frankfurt am Main, Germany; 22Center for Depression Research and Clinical Care, Peter O’Donnell Jr. Brain Institute and the Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA; 23Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain; 24Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 25Corporal Michael J. Crescenz Veterans Aﬀairs Medical Center, Philadelphia, PA, USA  References  McIntyre RS, et al. World Psychiatry. 2023;22:394-412.  Mrazek DA, et al. Psychiatr Serv. 2014;65:977-87.  Kern DM, et al. Brain Behav. 2023;13:e3171.  Montgomery SA, Asberg  M. Br J Psychiatry. 1979;134:382-9.  Acknowledgments  This trial was sponsored by  GH Research. The sponsor would like to thank the participants in the trial. The sponsor would also like to thank the investigators who conducted this trial. Under guidance of the authors, medical writing and editorial support was provided by Jane A. Phillips, PhD, of OPEN Health, and funded by GH Research.  Disclosures  SJMa: Consultant − Autobahn, Boehringer-Ingelheim, Clexio Biosciences, Engrail Therapeutics, EMA Wellness, Engrail Therapeutics, Motif Neurotech, Neumora, Newleos, Relmada Therapeutics, Signant Health, Supernus, and Xenon Pharmaceuticals. Research support − Abbott, Boehringer Ingelheim, and Engrail Therapeutics. BTB: Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pﬁzer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, and Wyeth. Advisory boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, Otsuka, and Teva. Research grants from private industries or nonproﬁt funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanoﬁ-Synthélabo, and Wellcome Trust (UK). NC: Grants – Spanish Ministry of Health, Spanish Ministry of Science and Innovation (CIBERSAM), Strategic Plan for Health Research and Innovation (PERIS) 2016–2020, Recercaixa, and La Marató de TV3. Honoraria – Adamed, Elsevier, Exeltis, Janssen, Lundbeck, Pﬁzer, and Servier. Advisory boards – Angelini, Esteve, Janssen, Lundbeck, Novartis, Pﬁzer, and Viatris.  Lectures/meetings – Janssen, Lundbeck, and Pﬁzer. WJC: Grants – Acadia, Angelini, Beckley Psytech, GH Research, HMNC Brain Health, Intra-Cellular Therapies, Janssen, MSD, Neumora, Novartis, Otsuka, and Recognify Life Sciences. Honoraria – Angelini, GH Research, Janssen, and Novartis. Advisory boards – Douglas Pharmaceuticals, GH Research, Janssen, MSD, and Novartis. KD, DG, RM, CS, and VV are employees and shareholders of GH Research. RMDH: Principal investigator – Beckley Psytech and GH Research. Subinvestigator – Compass. LJ: Principal investigator – GH Research. JRK: Principal investigator – Compass, GH Research, and Transcend Therapeutics. Consultant – Clerkenwell Health. Grant funding – Health Research Board (ILP-POR-2022-030, DIFA-2023-005, KTA-2024-002). SJMc: Principal investigator – GH Research and Transcend Therapeutics. Honoraria – Janssen and Lundbeck. AN: Principal investigator – GH Research. TP: Principal investigator – Compass, GH Research, MAPS, and Ketabon. Shares – Psychedelická klinika s.r.o., Společnost pro podporu neurovědního výzkumu s.r.o., and AVI-X Aviation Experts s.r.o. Founder – PSYRES (Psychedelic Research Foundation). Consultant – CB21 Pharma and GH Research. VPS: Consultant, honoraria, or grants – AB-Biotics, AstraZeneca, Bristol Myers Squibb, CIBERSAM, FIS-ISCiii, Janssen Cilag, Lundbeck, Medtronic, Otsuka, and Servier. AR: Honoraria for lectures and/or advisory boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass, GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research grants – Medice and Janssen. MHT: Consultant – Acadia, Alkermes, Alto Neuroscience, Axsome, BasePoint Health Management, Biogen, Cerebral, Circular Genomics, Compass, Daiichi Sankyo, GH Research, GreenLight VitalSign6, Heading Health, Janssen, Legion Health, Merck, Mind Medicine, Myriad Neuroscience, Naki Health, Neurocrine Biosciences, Noema Pharma, Orexo, Otsuka America, Otsuka Europe, Otsuka Pharmaceutical Development & Commercialization, Praxis Precision Medicines, PureTech LYT, Relmada Therapeutics, Sage, Seaport Therapeutics, Signant Health, Sparian Biosciences, Titan Pharmaceuticals, Takeda, and WebMD. Grant/research funding – American Foundation for Suicide Prevention, NCATS, NIDA, NIMH, Patient-Centered Outcomes Research Institute (PCORI), Blue Cross Blue Shield of Texas, SAMHSA, and the DoD. Editorial compensation – Elsevier and Oxford University Press. EV: Grants – AB-Biotics, AbbVie, Almirall, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celon, Cephalon, Dainippon Sumitomo Pharma, Elan, Ferrer, GH Research, GlaxoSmithKline, Janssen, Lilly, Lundbeck, Orion, Otsuka, Pﬁzer, Sanoﬁ Aventis, Servier, Sunovion, and Takeda. Honoraria – Abbott, AbbVie, Angelini, AstraZeneca, Bristol Myers Squibb, Cambridge University Press, Elsevier, Farmindustria, Ferrer, Galenica, GlaxoSmithKline, Janssen, Johnson & Johnson, Lilly, Lundbeck, Oxford University Press, Otsuka, Pﬁzer, Sanoﬁ Aventis, and Viatris. Advisory boards – AbbVie, Angelini, AstraZeneca, Biogen, Biohaven, Bristol Myers Squibb, Celon, Compass, Ferrer, GH Research, Gedeon Richter, HMNC, Idorsia, Janssen, Johnson & Johnson, Jazz, Lilly, Lundbeck, Merck Sharp & Dohme, Novartis, Organon, Otsuka, Pﬁzer, Roche, Sage, Sanoﬁ Aventis, Servier, Shire, Sunovion, Takeda, and Teva. MET: Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pﬁzer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse’s employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies.  Presented at the 64th Annual Meeting of the American College of Neuropsychopharmacology (ACNP) | Paradise Island, Bahamas | January 12–15, 2026  GH001 (n=40)  Placebo (n=41)  Eighty-one patients were randomized (GH001 IDR, 40 and placebo IDR, 41) in the double-blind part, and all transitioned directly into the OLE  Rates of historic and current suicidal ideation were balanced across treatment groups (Table 1)  Table 1. Baseline Demographics and Clinical Characteristics  Patient Demographics  Age, years, mean (SD)  41.6 (11.4)  43.9 (10.9)  Sex, female, n (%)  24 (60.0)  22 (53.7)  Race, White, n (%)  40 (100)  41 (100)  Actively employed, n (%)  33 (82.5)  29 (70.7)  Disease Characteristics  HAM-D-17 total score, mean (SD)  24.9 (2.6)  24.6 (2.3)  MADRS total score, mean (SD)  29.0 (5.4)  28.2 (4.6)  CGI-S, mean (SD)  4.8 (0.7)  5.0 (0.6)  Suicidality  Non-suicidal self-injurious behavior  Lifetime, n (%)  1 (2.5)  0  Past 12 months, n (%)  0  0  Baseline, n (%)  0  0  Suicidal ideation without intenta  Lifetime, n (%)  15 (37.5)  23 (56.1)  Past 12 months, n (%)  10 (25.0)  18 (43.9)  Baseline, n (%)  7 (17.5)  9 (22.0)  Suicidal ideation with intenta  Past 12 months, n (%)  0  0  Baseline, n (%)  0  0  Suicidal behaviora  Past 12 months, n (%)  0  0  Baseline, n (%)  0  0  aSuicidal ideation without intent was defined as any “yes” answer to C-SSRS items 1–3; suicidal ideation with intent was defined as any “yes” answer to C-SSRS items 4–5; suicidal behavior was defined as any “yes” answer to C-SSRS items 6–10; patients were counted for each category item to which they answered “yes” and therefore may be counted in more than one item.  Abbreviations: CGI-S = Clinical Global Impression–Severity; C-SSRS = Columbia-Suicide Severity Rating Scale; HAM-D-17 = Hamilton Rating Scale for Depression; MADRS = Montgomery–Åsberg Depression Rating Scale; SD = Standard deviation.  •  In the GH001 group, suicidal ideation was reported by seven patients at baseline and four at Day 8 (Figure 2)  No GH001-treated patients developed new-onset suicidal ideation between baseline and Day 8  In the placebo group, five patients reported suicidal ideation both at baseline and at Day 8, two reported suicidal ideation at baseline but not Day 8, and two patients without baseline suicidal ideation reported it at Day 8  No suicidal behaviors were reported in GH001- or placebo-treated patients at baseline or on any scheduled C-SSRS assessments in the double-blind part  82.5  17.5  90.0  7.5  82.9  82.9  2.5 2.4 2.4  14.6 14.6  Percentage of Patients Indicating Yes Versus No on C-SSRS Items 1–3  Baseline Day 8 Baseline Day 8  Figure 2. Double-Blind Part: Proportion of Patients with and without Suicidal Ideationa at Baseline and Day 8 by C-SSRS Item  GH001 (n=40) Placebo (n=41)  0  20  40  50  60  70  90  30  10  80  100  Suicidal ideation Q3 Suicidal ideation Q2 Suicidal ideation Q1 No suicidal ideation  aPatients responding “yes” to C-SSRS items 1 (wish to be dead), 2 (non-specific active suicidal thoughts), or 3 (active suicidal ideation with any methods); no patients responded “yes” post-dose to items 4 (active suicidal ideation with some intent) or 5 (active suicidal ideation with specific plan).  Abbreviations: C-SSRS = Columbia-Suicide Severity Rating Scale; Q = Question.  Baseline MADRS item 10 (suicidal thoughts) scores were similar between the two treatment groups, and patients who received GH001 did not report worsening of symptoms on Day 8 of the double-blind part as per MADRS item 10 (Figure 3)  – The median (range) change from baseline to Day 8 in MADRS score for item 10 was 0.0 (–2 to 1) for patients who received GH001 and 0.0 (–1 to 2) for patients who received placebo